Filed by Courier Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Courier Corporation
Commission File No.: 1-34268

February 5, 2015

To:                             All Employees

From:               James F. Conway III, Chairman, President and CEO

This morning, we announced that we have terminated our agreement with Quad/Graphics, Inc. and have entered into a separate agreement to be acquired by R.R. Donnelley & Sons Company for $23.00 per share in cash or RR Donnelley common stock, subject to pro ration.  The Joint Press Release we issued this morning with RR Donnelley is attached.

I want to share more about this decision and why I am confident that, as part of RR Donnelley, we will continue to move forward with great success.

As a public company, our Board has fiduciary duties to our shareholders and, in this context, must maximize value for Courier shareholders.  This means that even though we had entered into an agreement with Quad/Graphics, Courier was still obligated to consider other offers that may create more value.

After receiving RR Donnelley’s proposal, we engaged in discussions with both Quad/Graphics and RR Donnelley.  Quad/Graphics was given the opportunity to match the RR Donnelley proposal, but declined to improve its offer.  Accordingly, and consistent with its fiduciary duties, Courier’s Board unanimously determined that RR Donnelley’s $23.00 per share proposal was superior.  As a result, we terminated the Quad/Graphics agreement, and entered into the agreement with RR Donnelley announced today.

The transaction with RR Donnelley is not only a great outcome for our shareholders, who will receive substantial value for their shares, it also is a reflection of your dedication to Courier.

Over the course of our discussions, RR Donnelley has expressed, time and again, their deep respect for Courier’s outstanding employees.  RR Donnelley values Courier’s strong reputation, manufacturing capabilities, and commitment to quality, service and Courier’s customers.  All of these strengths are a result of your hard work, and they are strengths that RR Donnelley is intent to continue — and build upon — when we join the RR Donnelley team.

As you may know, RR Donnelley is a world premier communication solutions provider with over 60,000 customers worldwide, serving 95 percent of Fortune 1000 companies.  RR Donnelley employs approximately 65,000 people in over 500 facilities in 39 countries around the world.  By adding our printing and process management capabilities to the RR Donnelly platform, we will expand our reach and be even better positioned to meet our customers’ needs.  And, as part of a larger, more diverse global organization, we expect Courier’s employees to benefit from the greater opportunities for professional growth and development.

Today’s announcement is just a first step.  The closing of the transaction, which is expected to occur in the second half of 2015, is subject to customary closing conditions, including regulatory approvals and approval by Courier shareholders.

Until the closing, we remain separate independent companies, and it should be business as usual.  We will be speaking with our customers to discuss the many benefits we believe this combination will create for them.  To the extent you have customer contact, we encourage you to emphasize that we remain as committed as ever to meeting their needs, but please do not make any promises that are inconsistent with agreements currently in place.

I recognize that there has been a lot of information to process over the past few weeks.  The rest of the management team and I have appreciated how you have continued to concentrate on your responsibilities.  Please keep this up.

I also recognize that you may have questions about today’s news.  You should reach out to your Plant Manager, Publishing Executive, or corporate manager with any specific questions or concerns.  Be assured that within the guidelines governing communications related to an acquisition, we will communicate developments to all of our employees as they unfold.

As before, we expect external parties to be interested in this announcement, and it is important for us to speak with one voice.  Consistent with company policy, please forward any inquiries from members of the media, investment community or other interested parties to Peter Folger — Senior Vice President and Chief Financial Officer, at (978) 251-6000 / investorrelations@courier.com.

Thanks again for all you do to make our company a success.  We will continue to keep you informed and update you on our progress as we move towards the closing on our combination with RR Donnelley.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Courier operates and beliefs of and assumptions made by Courier management, involve uncertainties that could significantly affect the financial results of Courier or the combined company. Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, among others, statements regarding the proposed transaction with RR Donnelley, including the value creation for Courier’s shareholders. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, among others, successful completion of the proposed transaction with RR Donnelley, the ability to implement plans for the integration of the proposed transaction with RR Donnelley, including with respect to sales forces, cost containment, asset rationalization and other key strategies and the ability to recognize the anticipated synergies and benefits of the proposed transaction, and the receipt of required regulatory approvals for the proposed transaction (including the approval of antitrust authorities necessary to complete the proposed transaction), and such other risks and uncertainties detailed in RR Donnelley’s and Courier’s respective periodic public filings with the U.S. Securities and Exchange Commission (the “SEC”), including but not limited to those discussed (i) under “Risk Factors” in RR Donnelley’s Form 10-K for the fiscal year ended December 31, 2013, and in RR Donnelley’s subsequent filings with the SEC and in other investor communications of RR Donnelley from time to time and (ii) under “Risk Factors” in Courier’s Form 10-K for the fiscal year ended September 27, 2014 and in Courier’s subsequent filings with the SEC and in other investor communications of Courier from time to time.  Neither RR Donnelley nor Courier undertakes to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Additional Information about the Proposed Transaction and Where to Find It:

This communication relates to a proposed transaction between RR Donnelley and Courier, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by RR Donnelley and Courier.  This document is not a substitute for the registration statement and proxy statement/prospectus that RR Donnelley and Courier will file with the SEC or any other documents that RR Donnelley or Courier may file with the SEC or send to shareholders of Courier in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF COURIER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY RR DONNELLEY OR COURIER WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by RR Donnelley or Courier with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by RR Donnelley with the SEC will be available free of charge on RR Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting RR Donnelley’s Investor Relations Department at (800) 742-4455.  Copies of the proxy statement/prospectus and other relevant documents filed by Courier with the SEC will be available free of charge on Courier’s internet website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

RR Donnelley, Courier, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Courier in connection with the proposed transaction.  Information about the directors and executive officers of Courier is set forth in Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on Form 10-K/A on January 26, 2015.  Information about the directors and executive officers of RR Donnelley is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 15, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.